1.	General Information

Eldorado Gold Corporation (“Eldorado” or the “Company”) is a gold exploration, development and mining company. The Company has operations and ongoing exploration and development projects in Turkey, China, Greece, Brazil and Romania. The Company acquired control of European Goldfields Ltd. (“EGU”) in February 2012, including its producing mine, Stratoni, and development projects, Olympias and Skouries, in Greece and its development project, Certej, in Romania.

Eldorado is a public company which is listed on the Toronto Stock Exchange and New York Stock Exchange and is incorporated and domiciled in Canada.

2.	Basis of preparation

These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34 ‘Interim Financial Reporting’. They do not include all of the information and footnotes required by the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board for full annual financial statements and should be read in conjunction with the Company’s annual financial statements for the year ended December 31, 2012.

The same accounting policies are used in the preparation of these unaudited condensed consolidated interim financial statements as for the most recent audited annual financial statements and reflect all the adjustments necessary for fair presentation in accordance with IFRS for the interim periods presented.

3.	Adoption of new accounting standards

The following standards and amendments to existing standards have been adopted by the company commencing January 1, 2013:

•	IAS 19 Employee Benefits’ – On June 16, 2011, the International Accounting Standards Board (IASB) published a revised version of IAS 19. The revised IAS 19 (“IAS 19R”) represents IASB’s effort to improve the accounting for employee retirement benefits. The revisions include:
-	Requirement to recognize past service costs immediately in net income rather than using the corridor method.
-	Requirement to recognize actuarial gains and losses immediately in other comprehensive income OCI. Previously, companies had the option of recognizing actuarial gains and losses through OCI immediately or via use of the corridor method.
-	Requirement that expected return on plan assets be calculated based on the rate used to discount the defined benefit obligation which is based on high quality bond yields. Previously, equity returns were incorporated into the expected return on plan assets.
-	Requirement for more disclosure relating to the characteristics and risks of the amounts in the financial statements regarding defined benefit plans, including the timing and uncertainty of the entity’s cash flows.
The adoption of this standard had a nominal impact on the Company’s unaudited condensed interim consolidated financial statements. Therefore comparative periods have not been restated.
•	IFRS 10 ‘Consolidated Financial Statements’ – This IFRS establishes control as the basis for an investor to consolidate its investee; it defines control as an investor’s power over the investee with exposure, or rights, to variable returns from the investee and the ability to affect the investor’s return through its power over the investee. At January 1, 2013, the Company adopted this standard and there was no impact on its unaudited condensed interim consolidated financial statements.

3.	Adoption of new accounting standards (continued)
•	IFRS 11 ‘Joint Arrangements’ – This standard replaces the guidance in IAS 31 ‘Interests in Joint Ventures’. Under IFRS 11, joint arrangements are classified as either joint operations or joint ventures. Joint ventures entities are now accounted for using the equity method.
•

Upon application of IFRS 11, entities which had previously accounted for joint ventures using proportionate consolidation shall collapse the proportionately consolidated net asset value into a single investment balance at the beginning of the earliest period presented.  The investment’s opening balance is tested for impairment in accordance with IAS 28 and IAS 36 ‘Impairment of Assets’.  Any impairment losses are recognized as an adjustment to opening retained earnings at the beginning of the earliest period presented. At January 1, 2013, the Company adopted this standard and there was no impact on its unaudited condensed interim consolidated financial statements.

•	IFRS 12 ‘Disclosure of Interests in Other Entities’ – This IFRS is a new standard that applies to companies with an interest in subsidiaries, joint arrangements, associates or unconsolidated structured entities. The application of this standard intends to enable users of the financial statements to evaluate the nature of and risks associated with its interests in other entities, and the effects of those interests on its financial position, financial performance and cash flows. Companies are now required to disclose information about significant judgments and assumptions made in determining the control of another entity, the joint control of an arrangement or significant influence over another entity and the type of joint arrangement when the arrangement has been structured through a separate vehicle. At January 1, 2013, the Company adopted this standard. The adoption did not require any adjustments to its unaudited condensed interim consolidated financial statements but will require extended disclosures at year end.
•

IFRS 13 ‘Fair value measurement’ – This IFRS aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRS. The requirements do not extend the use of fair value accounting but provide guidance on how it should be applied where its use is already required or permitted by other standards within IFRS. At January 1, 2013, the Company adopted this standard and the required disclosures are included in note 10 of these unaudited condensed interim consolidated financial statements.

•	IFRIC 20 ‘Stripping costs in the production phase of a surface mine’ – This interpretation applies to waste removal costs that are incurred in open pit mining activity during the production phase of the mine. Recognition of a stripping activity asset requires the asset to be related to an identifiable component of the ore body. Stripping costs that relate to inventory produced should be accounted for as a current production cost in accordance with IAS 2, ‘Inventories’. Stripping costs that generate a benefit of improved access and meet the definition of an asset should be accounted for as an addition to an existing asset. Existing stripping costs on the balance sheet at transition that do not relate to a specific ore body should be written off to opening retained earnings. The stripping activity asset shall be depreciated on a systematic basis, over the expected useful life of the identified component of the ore body that becomes more accessible as a result of the stripping activity. At January 1, 2013, the Company adopted this interpretation and there was no impact on its unaudited condensed interim consolidated financial statements.

4.	Critical accounting estimates and judgements
The preparation of financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.
Estimates and underlying assumptions are reviewed at each period end. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

4.	Critical accounting estimates and judgements (continued)
Significant areas requiring the use of management estimates include assumptions and estimates relating to determining defined proven and probable reserves, value beyond proven and probable reserves, fair values for purposes of purchase price allocations for business acquisitions, asset impairment analyses, asset retirement obligations, share-based payments and warrants, pension benefits, valuation allowances for deferred income tax assets, the provision for income tax liabilities, deferred income taxes and assessing and evaluating contingencies.
Actual results could differ from these estimates. Outlined below are some of the areas which require management to make estimates and assumptions in determining carrying values.

Purchase price allocation
Business combinations require estimates to be made at the date of acquisition in relation to determining asset and liability fair values and the allocation of the purchase consideration over the fair value of the assets and liabilities.
In respect of mining company acquisitions, such as the acquisition of EGU in February 2012, purchase consideration is typically allocated to the mineral reserves and resources being acquired. The estimate of reserves and resources is subject to assumptions relating to life of the mine and may change when new information becomes available. Changes in reserves and resources as a result of factors such as production costs, recovery rates, grade or reserves or commodity prices could impact depreciation rates, asset carrying values and environmental and restoration provisions. Changes in assumptions over long-term commodity prices, market demand and supply, and economic and regulatory climates could also impact the carrying value of assets, including goodwill.
Estimated recoverable reserves and resources
Mineral reserve and resource estimates are based on various assumptions relating to operating matters, including, with respect to production costs, mining and processing recoveries, cut-off grades, as well as assumptions relating to long-term commodity prices and, in some cases, exchange rates, inflation rates and capital costs. Cost estimates are based on feasibility study estimates or operating history. Estimates are prepared by appropriately qualified persons, but will be impacted by forecasted commodity prices, inflation rates, exchange rates, capital and production costs and recoveries amongst other factors. Estimated recoverable reserves and resources are used to determine the depreciation of property, plant and equipment at operating mine sites, in accounting for deferred stripping costs, in performing impairment testing and for forecasting the timing of the payment of decommissioning and restoration costs. Therefore, changes in the assumptions used could impact the carrying value of assets, depreciation and impairment charges recorded in the income statement and the carrying value of the decommissioning and restoration provision.
Current and deferred taxes
The Company calculates current and deferred tax provisions for each of the jurisdictions in which it operates. Actual amounts of income tax expense are not final until tax returns are filed and accepted by the relevant authorities. This occurs subsequent to the issuance of financial statements. Therefore, profit in subsequent periods will be affected by the amount that estimates differ from the final tax return.
Estimates of recoverability are required in assessing whether deferred tax assets and certain deferred tax liabilities are recognized on the balance sheet. The Company also evaluates the recoverability of deferred tax assets based on an assessment of the ability to use the underlying future tax deductions before they expire against future taxable income. Deferred tax liabilities arising from temporary differences on investments in subsidiaries, joint ventures and associates are recognized unless the reversal of the temporary differences is not expected to occur in the foreseeable future and can be controlled. Assumptions about the generation of future taxable profits and repatriation of retained earnings depend on management’s estimates of future production and sales volumes, commodity prices, reserves, operating costs, decommissioning and restoration costs, capital expenditures, dividends and other capital management transactions.
Judgement is also required in the application of income tax legislation. These estimates and judgments are subject to risk and uncertainty and could result in an adjustment to current and deferred tax provisions and a corresponding credit or debit to profit.

5.	Acquisition of European Goldfields Ltd.
On February 24, 2012 the Company acquired 100% of the issued and outstanding shares of EGU. Under the terms of the Arrangement former EGU shareholders received 0.85 of an Eldorado common share and C$0.0001 in cash for each EGU share. Eldorado issued 157,959,316 common shares pursuant to the Arrangement. EGU holds a 95% stake in the Kassandra Mines district in Greece, which is comprised of the Stratoni Mine, and the Olympias and Skouries development projects, and an 80% stake in the Certej development project in Romania.
The Company acquired EGU to increase its presence in the Aegean region and leverage local operating knowledge and expertise.
The goodwill of $473,782 resulting from the acquisition arises mainly on the recognition of deferred income tax liabilities and non-controlling interests and represents, among other things, the exploration potential within the assets acquired and future variability in the price of minerals. None of the goodwill is deductible for tax purposes.
The goodwill of $473,782 resulting from the acquisition arises mainly on the recognition of deferred income tax liabilities and non-controlling interests and represents, among other things, the exploration potential within the assets acquired and future variability in the price of minerals. None of the goodwill is deductible for tax purposes.
In April 2007, Hellas Gold (“Hellas”), a subsidiary of EGU, agreed to sell to Silver Wheaton (Caymans) Ltd. (“Silver Wheaton”) all of the silver metal to be produced from ore extracted during the mine-life within an area of approximately seven square kilometres around the Stratoni mine up to 15 million ounces, or 20 million ounces if additional silver is processed through the Stratoni mill from areas other than the current producing mine. The sale was made in consideration of a prepayment to Hellas of $57.5 million in cash, plus a payment per ounce of payable silver equal to the lesser of $3.90 and the prevailing market price per ounce calculated, due and payable at the time of delivery. The expected cash flows associated with the sale of the silver to Silver Wheaton at a price lower than market price have been reflected in the fair value of the mining interest recorded upon acquisition of EGU. The Company has presented the value of any expected future cash flows from the sale of any future silver production to Silver Wheaton as part of the mining interest, as the Company did not receive any of the original upfront payment. Further, the Company does not believe that the agreement to sell to Silver Wheaton meets the definition of an onerous contract or other liability as the obligation only arises upon production of the silver.
The allocation of the purchase price is as follows:

Purchase price:

157,959,316 common shares of shares of Eldorado at C$15.05/share	$ 2,380,140
4,713,248 replacement options	31,130
1,931,542 equity settled deferred phantom units	29,105
Cash consideration	19
Total Consideration	$ 2,440,394

Net assets acquired:

Cash	$ 18,808
Accounts receivable	20,844
Inventory	9,689
Other assets	9,232
Mining interests	2,745,440
Goodwill	473,782
Accounts payable	(71,944)
Other liabilities	(45,457)
Deferred income taxes	(495,744)
Non-controlling interest	(224,256)
$ 2,440,394

5.	Acquisition of European Goldfields Ltd. (continued)
The purchase price allocation was finalized as at March 31, 2013. There were no changes from what was reported in the Company's annual financial statements for the year ended December 31, 2012.
The fair value of the common shares and replacement options issued and the equity settled deferred phantom units (“DPUs”) as part of the consideration paid for EGU was based on the closing share price on February 24, 2012 on the Toronto Stock Exchange. The value of the replacement options was calculated using the Black-Scholes model. The following inputs were used to value the replacement options:

Risk-free interest rate	1.28%
Expected volatility (range)	39% – 44%
Expected life (range)	0.7 – 1.7 years
Expected dividends per share	Cdn $0.09
Forfeiture rate	0%

Acquisition related costs of $1,649 have been charged to transaction costs in the unaudited condensed consolidated income statement for the three months ended June 30, 2012 (YTD – $19,453).
The unaudited condensed consolidated financial statements for the period ended June 30, 2012 include EGU’s results from February 24, 2012 to June 30, 2012. The revenue included in the unaudited condensed consolidated income statement for the period from February 24, 2012 to June 30, 2012 contributed by EGU was $19,382. This was from the sales of zinc, lead and silver concentrates produced at the Stratoni Mine in Greece. The net loss before tax was $16,602.
Had EGU been consolidated from January 1, 2012, the unaudited condensed consolidated income statement for the period ended June 30, 2012 would include additional revenue of $27,610 and a net loss before tax of $40,575 from EGU.
Eldorado received net cash of $18,789 as a result of the EGU transaction. This net increase of cash was a result of an acquired cash balance of $18,808 less cash consideration of $19.

6.	Debt
	June 30, 2013 $	December 31, 2012 $
Current:
Jinfeng China Merchant Bank (“CMB”) working capital loan (a)	12,624	-
Eastern Dragon HSBC revolving loan facility (b)	-	10,341
	12,624	10,341
Non-current:
Senior notes (c)	583,973	582,974
	596,597	593,315

(a) Jinfeng CMB working capital loan
On January 16, 2013, Jinfeng entered into a RMB 100.0 million ($16,185) working capital loan with CMB. Each drawdown bears fixed interest at the prevailing lending rate stipulated by the People’s Bank of China on the date of drawdown. The Facility has a term of up to one year, from January 16, 2013 to January 15, 2014. The facility is unsecured.
As at June 30, 2013, Jinfeng has drawn down RMB 78.0 million ($12,624) under this facility and has used the proceeds to fund working capital obligations. This tranche of the loan has a term of six months and a fixed interest rate of 5.6%.
(b) Eastern Dragon HSBC revolving loan facility
In March 2013, Eastern Dragon re-paid the full amount of this loan.

6.	Debt (continued)
(c) Senior notes
On December 10, 2012, the Company completed an offering of $600.0 million senior notes (“the notes”) at par value, with a coupon rate of 6.125% due December 15, 2020. The notes pay interest semi-annually on June 15 and December 15. Net deferred financing costs of $16,027 have been included as an offset in the balance of the notes in the financial statements and are being amortized over the term of the notes.
The fair market value of the notes as at June 30, 2013 was $582.8 million.
(d) Entrusted loan
In November 2010, Eastern Dragon, HSBC Bank (China) and Qinghai Dachaidan Mining Ltd (“QDML”), our 90% owned subsidiary, entered into a RMB 12.0 million ($1,942) entrusted loan agreement, which was subsequently increased to RMB 180.0 million ($29,132) in September 2011, RMB 620.0 million ($100,345) in September 2012 and RMB 720.0 million ($116,529) in May 2013.
Under the terms of the entrusted loan, QDML with its own funds entrusts HSBC Bank (China) to provide a loan facility in the name of QDML to Eastern Dragon. The loan can be drawn down in tranches. Each drawdown bears interest fixed at the prevailing lending rate stipulated by the People’s Bank of China on the date of drawdown. Each draw down has a term of three months and can be rolled forward at the discretion of QDML. The interest rate on this loan as at June 30, 2013 was 4.59%.
As at June 30, 2013, RMB 622.0 million ($100,668) had been drawn under the entrusted loan.
The entrusted loan has been recorded on a net settlement basis.

7.	Income tax expense and deferred taxes
On January 11, 2013 the government of Greece enacted legislation increasing the corporate income tax rate from 20% to 26%, effective January 1, 2013. As required by IAS 12, “Income Taxes”, when an income tax rate has changed the deferred tax liability must be adjusted to reflect the change in the income tax rate. This non-cash adjustment is required to be charged to deferred income tax expense. The Company recorded the adjustment during the quarter ended March 31, 2013 increasing its deferred tax liability and deferred tax expense by $125.2 million.

8.	Share capital
Eldorado’s authorized share capital consists of an unlimited number of voting common shares without par value and an unlimited number of non-voting common shares without par value. At June 30, 2013 there were no non-voting common shares outstanding (December 31, 2012 – none).

Voting common shares	Number of Shares	Total $

At January 1, 2013	714,344,476	5,300,957
Shares issued upon exercise of share options, for cash	264,750	1,601
Estimated fair value of share options exercised	-	989
Shares issued for deferred phantom units	429,062	3,400
At June 30, 2013	715,038,288	5,306,947

9.	Share-based payments
(a) Share option plans

Movements in the number of share options outstanding and their related weighted average exercise prices are as follows:

	2013
	Weighted average exercise price Cdn$	Number of options
At January 1,	13.68	15,074,444
Granted	10.30	5,749,185
Exercised	6.03	(264,750)
Forfeited	13.77	(1,891,670)
At June 30,	12.74	18,667,209

At June 30, 2013, 12,914,273 share options (June 30, 2012 – 11,074,740) with a weighted average exercise price of Cdn$13.17 (June 30, 2012 – Cdn$12.58) had vested and were exercisable.

Share based compensation expense related to share options for the quarter ended June 30, 2013 was $2,698 (YTD – $8,215).

(b) Restricted share unit plan

A total of 657,151 restricted share units (“RSUs”) at a grant-date fair value of Cdn$10.43 per unit were granted during the six month period ended June 30, 2013 under the Company’s RSU plan and 219,050 were exercisable as at June 30, 2013.

The fair value of each RSU issued is determined as the closing share price at grant date. The current maximum number of common shares authorized for issue under the RSU plan is 5,000,000.

A summary of the status of the RSU plan and changes during the period ended June 30, 2013 is as follows:

Total RSUs
Balance at December 31, 2012	465,832
RSUs Granted	657,151
Redeemed	(238,028)
Forfeited	-
Balance at June 30, 2013	884,955

As at June 30, 2013, 884,955 common shares purchased by the Company remain held in trust in connection with this plan. At the end of the period, 267,254 RSUs were fully vested and exercisable. These shares purchased and held in trust have been included in treasury stock in the balance sheet.

Restricted share units expense for the quarter ended June 30, 2013 was $1,237 (YTD – $4,313).

(c) Deferred share units plan

At June 30, 2013, 188,783 deferred share units (“DSUs”) were outstanding with a value of $1,168, which is included in accounts payable and accrued liabilities.

Compensation income related to the DSUs was $644 for the quarter ended June 30, 2013 (YTD - $360).

10.	Fair value of financial instruments
Fair values are determined directly by reference to published price quotations in an active market, when available, or by using a valuation technique that uses inputs observed from relevant markets.

The three levels of the fair value hierarchy are described below:
•	Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
•	Level 2 – Inputs that are observable, either directly or indirectly, but do not qualify as Level 1 inputs (i.e.,quoted prices for similar assets or liabilities).
•	Level 3 – Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).
Assets and liabilities measured at fair value as at June 30, 2013 include:

	Balance at June 30, 2013	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable inputs
	$	$	$	$
		(level 1)	(Level 2)	(level 3)
Assets
Available-for-sale financial assets
Marketable securities	2,434	2,434	-	-
Total assets	2,434	2,434	-	-

No liabilities are measured at fair value on a recurring basis as at June 30, 2013.
The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm's length basis. The quoted market price used for financial assets held by the group is the current bid price. These instruments are included in Level 1. Instruments included in Level 1 comprise primarily publicly-traded equity investments classified as held-for-trading securities or available-for-sale securities.
The following table provides the carrying value and the fair value of financial instruments at June 30, 2013 and December 31, 2012:

	June 30, 2013		December 31, 2012
	Carrying amount	Fair value	Carrying amount	Fair value
	$	$	$	$
Financial Assets
Available-for-sale
Marketable securities	2,434	2,434	1,988	1,988

Loans and receivables
Cash and cash equivalents	522,158	522,158	816,843	816,843
Term depostis	221,441	221,441	-	-
Restricted cash	261	261	241	241
Accounts receivable and other	95,980	95,980	105,600	105,600
Restricted assets and other	19,864	19,864	17,001	17,001

Financial Liabilities
Accounts payable and accrued liabilities	202,770	202,770	224,567	224,567
Debt	596,597	595,374	593,315	622,341

11.	Supplementary cash flow information
	Three months ended June 30,		Six months ended June 30,
	2013 $	2012 $	2013 $	2012 $

Changes in non-cash working capital
Accounts receivable and other	(20,586)	(4,189)	(5,691)	1258
Inventories	(12,693)	(15,153)	(1,906)	(33,363)
Accounts payable and accrued liabilities	(30,154)	(103,774)	(28,668)	(110,552)
Total	(63,433)	(123,116)	(36,265)	(142,657)

Supplementary cash flow information
Income taxes paid	29,951	25,638	57,269	62,637
Interest paid	16,923	1,777	17,356	3,100

Non-cash investing and financing activities
Shares, options and DPUs issued on acquisition of European Goldfields Ltd.	-	-	-	2,440,375

12.	Segment information

Identification of reportable segments
The Company has identified its operating segments based on the internal reports that are reviewed and used by the chief executive officer and the executive management (the chief operating decision makers or CODM) in assessing performance and in determining the allocation of resources.
The CODM considers the business from both a geographic and product perspective and assesses the performance of the operating segments based on measures of profit and loss as well as assets and liabilities. These measures include gross profit (loss), expenditures on exploration, property, plant and equipment and non-current assets, as well as total debt. As at June 30, 2013, Eldorado had six reportable segments based on the geographical location of mining and exploration and development activities.
12.1 Geographical segments
Geographically, the operating segments are identified by country and by operating mine or mine under construction as follows:

•	The Brazil reporting segment includes the Vila Nova mine, development activities of Tocantinzinho and exploration activities in Brazil.
•	The Turkey reporting segment includes the Kişladağ and the Efemçukuru mines and exploration activities in Turkey.
•	The China reporting segment includes the Tanjianshan (“TJS”), Jinfeng and White Mountain mines, the Eastern Dragon development project and exploration activities in China.
•	The Greece reporting segment includes the Stratoni mine and the Olympias, Skouries and Perama Hill development projects and exploration activities in Greece.
•	The Romania reporting segment includes the Certej development project and exploration activities in Romania.
•	Other reporting segment includes operations of Eldorado’s corporate office and exploration activities in other countries.

Financial information about each of these operating segments is reported to the CODM on at least a monthly basis.

12. Segment information (continued)

For the three months ended June 30, 2013
	Turkey	China	Brazil	Greece	Romania	Other	Total
	$	$	$	$	$	$	$
Information about profit and loss
Metal sales from external customers	141,454	103,653	8,680	13,142	-	-	266,929
Production costs	41,467	54,696	6,060	13,910	-	-	116,133
Depreciation	8,967	21,436	871	3,447	-	513	35,234
Gross profit (loss)	91,020	27,521	1,749	(4,215)	-	(513)	115,562

Other material items of income and expense
Exploration costs	2,791	1,602	3,208	26	97	2,516	10,240
Income tax expense	20,345	5,608	859	(2,370)	108	-	24,550

Additions to property, plant and
equipment during the year	50,815	26,580	1,935	36,465	7,338	36	123,169

For the three months ended June 30, 2012
	Turkey	China	Brazil	Greece	Romania	Other	Total
	$	$	$	$	$	$	$
Information about profit and loss
Metal sales from external customers	100,669	114,727	14,658	14,137	-	-	244,191
Production costs	23,118	51,237	10,592	9,539	-	-	94,486
Depreciation	2,673	18,692	1,405	1,921	-	454	25,145
Gross profit (loss)	74,878	44,798	2,661	2,677	-	(454)	124,560

Other material items of income and expense
Exploration costs	1,498	3,736	3,075	124	-	1,640	10,073
Income tax expense	20,975	15,219	1,302	- 671	-	- 20	36,805

Additions to property, plant and
equipment during the year	54,861	25,317	5,868	18,488	2,134	4,073	110,741

For the six months ended June 30, 2013
	Turkey	China	Brazil	Greece	Romania	Other	Total
	$	$	$	$	$	$	$
Information about profit and loss
Metal sales from external customers	339,596	215,468	23,840	26,093	-	-	604,997
Production costs	100,367	106,083	14,561	25,490	-	-	246,501
Depreciation	22,080	41,585	2,107	5,577	-	999	72,348
Gross profit (loss)	217,149	67,800	7,172	(4,974)	-	(999)	286,148

Other material items of income and expense
Exploration costs	4,965	2,974	4,481	914	483	4,047	17,864
Income tax expense	52,797	15,436	1,704	125,701	108	56	195,802

Additions to property, plant and
equipment during the year	95,491	49,634	7,524	57,415	11,843	877	222,784

Information about assets and liabilities
Property, plant and equipment	776,742	1,962,578	202,974	2,460,243	604,941	2,229	6,009,707
Goodwill	-	365,928	-	473,782	-	-	839,710
	776,742	2,328,506	202,974	2,934,025	604,941	2,229	6,849,417

Debt	-	12,624	-	-	-	583,973	596,597

12. Segment information (continued)

For the six months ended June 30, 2012
	Turkey	China	Brazil	Greece	Romania	Other	Total
	$	$	$	$	$	$	$
Information about profit and loss
Metal sales from external customers	212,225	261,577	22,106	19,832	-	-	515,740
Production costs	48,497	106,869	16,383	13,976	-	-	185,725
Depreciation	5,399	41,496	2,147	2,677	-	834	52,553
Gross profit (loss)	158,329	113,212	3,576	3,179	-	(834)	277,462

Other material items of income and expense
Exploration costs	3,403	7,038	5,357	124	-	2,847	18,769
Income tax expense	34,245	30,014	835	(576)	-	12	64,530

Additions to property, plant and
equipment during the year	73,719	43,306	10,911	22,954	2,555	4,943	158,388

For the year ended December 31, 2012
	Turkey	China	Brazil	Greece	Romania	Other	Total
	$	$	$	$	$	$	$
Information about assets and liabilities
Property, plant and equipment	699,182	1,952,545	198,586	2,422,868	593,210	2,351	5,868,742
Goodwill	-	365,928	-	473,782	-	-	839,710
	699,182	2,318,473	198,586	2,896,650	593,210	2,351	6,708,452

Debt	-	10,341	-	-	-	582,974	593,315

The Turkey and China segments derive their revenues from sales of gold. The Brazil segment derives its revenue from sales of iron ore. The Greece segment derives its revenue from sales of zinc, lead and silver concentrates.

The measure of total debt represents the current and long-term portions of debt.

12.2 Economic dependence

At June 30, 2013, each of our Chinese mines had one major customer, to whom each sells its entire production, as follows:
TJS Mine	Henan Zhongyuan Gold Smelter Factory Co. Ltd.of Zhongjin Gold Holding Co. Ltd.
Jinfeng Mine	Zijin Refinery
White Mountain Mine	Refinery of Shandong Humon Smelting Co. Ltd.

12.3 Seasonality/cyclicality of operations
Management does not consider operations to be of a significant seasonal or cyclical nature.

13.	Events occurring after the reporting date
On August 1, 2013, the Company declared that it will pay an eligible dividend of CDN$0.05 per Common Share on August 26, 2013 to the holders of the Company's outstanding Common Shares as of the close of business on the record date of August 15, 2013.